Exhibit 99.1

Veris Gold Corp. Reports Second Quarter Results for 2014

VANCOUVER, Aug. 15, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (OTCQB: YNGFF) announced its unaudited interim financial and operational results for the second quarter ended on June 30, 2014 on August 15, 2014. This earnings news release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to the Financial Statements which were filed on SEDAR on August 15, 2014 and are available on the Company's website at www.verisgold.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Creditor Protection Proceedings
On June 3, 2014, the Company received Notices of Early Termination Date from Deutsche Bank AG London Branch ("DB") requiring the Company to make payments totaling $89.4 million under the terms of the Senior Secured Gold Forward Facility the Company and DB entered into in 2011 and 2012. Failing to make payments by June 9, 2014 would have allowed DB to take such steps as necessary to enforce its rights against the Company. On June 9, 2014 the Company sought protection under the Companies' Creditors Arrangement Act ("CCAA") in the Supreme Court of British Columbia (the "Court") and the Court issued an order granting the Company's application for creditor protection. The Company also filed a Chapter 15 case in the United States Bankruptcy Court for the District of Nevada (the "US Court").  The US Court issued an interim order granting provisional relief under Section 1519 of the United States Bankruptcy Code and subsequently entered a formal order on July 23, 2014 with respect to such provisional relief.

The protections in both proceedings (the "Creditor Protection Proceedings") have currently been extended to (i) September 4, 2014 for the CCAA proceeding and (ii) August 29, 2014 for the Chapter 15 case, when a hearing on the application for recognition of the CCAA proceeding is currently scheduled.  The Company and DB have negotiated an interim agreement, which was approved by the US Court on August 6, 2014, and are in the process of negotiating a final agreement to be approved by the US Court, which will be documented in a final Cash Collateral Order.  During the Creditor Protection Proceedings, the Company continues its daily operations while pursuing a restructuring through a plan of compromise and arrangement (the "Plan").  The Plan will involve a restructuring of the Company's current liabilities and will be subject to creditors' vote and the approval of both the Court and US Court.

Exchange Listing
Trading in the Company's common stock on the Toronto Stock Exchange ("TSX") was halted on June 9, 2014, and the Company's common stock was subsequently delisted on July 18, 2014. The delisting was a direct result of the CCAA proceeding and the Company is currently not exploring alternative listings at this time as the listed securities would likely continue to be suspended under the new listing. Upon completion of the Creditor Protection Proceedings, the Company will evaluate options to relist on the TSX or other possible exchanges.

Operational Highlights for Q2-2014 include:

•	44,295 payable ounces were produced in the second quarter of 2014 ("Q2-14"), representing a 17% increase from the 38,018 ounces produced in the three month period ending June 30, 2013 ("Q2-13");
•	40,795 ounces were sold in Q2-14, an 11% increase from the 36,590 ounces sold in Q2-13 primarily due to the increased processing of higher grade stockpiled ore built up during recent shutdowns, supplemented with high grade ores from the three underground mine operations and improved overall mill recoveries;
•	Revenue in Q2-14 was $53.4 million compared to $46.6 million in Q2-13, driven by an 11% increase in the number of gold ounces sold offset by a 7% decrease in the average price-per-ounce of gold sold in Q2-14 compared to Q2-13 and a $0.9 million reduction in toll milling revenue;
•	Total mine production for Q2-14 was 198,156 tons containing an estimated 34,248 ounces of gold, a 27% decline from the 271,880 tons mined in Q2-13 and a 19% decline in contained ounces of gold compared with 42,094 ounces mined in Q2-13. The primary contributor to the reduction in tons arose from transitioning the mining of the SSX-Steer mine to Small Mine Development ("SMD") on June 1, 2014 but also as a result of supply shortages, primarily cement used in backfill, as a result of the commencement of the Creditor Protection Proceedings;
•	The Jerritt Canyon roaster processing facility achieved total average throughput of 3,366 tons per day ("TPD") in Q2-14, 7% less than the 3,611 TPD achieved in Q2-13. The lower average tonnage processed resulted from the gradual restart of operations after the 21 day mill maintenance shutdown in March 2014 as well as difficulties in processing the higher work index ore for Newmont Mining USA Ltd. ("Newmont") in May and June. Processing rates were also impacted by shortages of supply which occurred at the commencement of the Creditor Protection Proceedings;
•	Development of Saval 4, the fourth underground mine at Jerritt Canyon, recommenced late in Q2-14, with pre-production occurring in July and August. Using existing equipment and crews, the Company plans to mine Saval 4 at a rate between 250 and 300 TPD. Commercial production is expected to be achieved late in the third quarter of 2014; and
•	The Company recorded a net loss of $8.1 million, during Q2-14, a $14.0 million increased loss from the $5.9 million net income recorded in Q2-13.

Financial Overview
(dollars in thousands except for per ounce amounts)
Three Months Ended June 30,
Gold (troy ounces)	2014	2013
Payable Ounces Produced	44,295oz	38,018oz
Gold Ounces Sold	40,795oz	36,590oz

Gold Sales (1)	$ 52,528	$ 44,936
Cost of Gold Sold	$ 49,304	$ 42,141
Net income (loss)	$ (8,092)	$ 5,856
Income (loss) per share – basic	$ (0.05)	$ 0.05

(1)	Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 (Q2-2014: $0.8 million, Q1-14: $nil, Q4-2013: $3.1 million, Q3-2013: $3.3 million, Q2-2013: $1.7 million); nor (b) gold produced from Starvation Canyon and sold during the Q2-2013 where the mine was treated as a development asset for accounting purposes (2,453 ounces or $3.5 million gold sales).

 The Company had a net loss of $8.1 million during Q2-14, a $14.0 million decline from the net income of $5.9 million in Q2-13. The increased loss in 2014 is primarily the result of a $1.8 million increase in depreciation and depletion ("D&D") driven by the commissioning of both the Starvation Canyon mine and the second tailing facility in mid-2013, a $0.5 million decrease in gross margin resulting from lower average realized gold prices (Q2-2014 - $1,288 per ounce, Q2-2013 - $1,388 per ounce) and lower toll milling revenues, and a $3.0 million increase in interest expense due primarily to the recognition of $2.7 million in interest on the Senior Secured Gold Forward Facility (previously a non-financial gold forward and now a financial instrument recorded at amortized cost using the effective interest method).  As well, Q2-2013 recognized a $12.2 million gain on fair value adjustments related to warrants and forward gold liabilities compared with only a $2.3 million gain recognized in Q2-2014.

Gold Sales/Revenue
For Q2-14, the Company realized gold sales of $52.5 million on the sale of approximately 40,795 ounces of gold, this compares to $44.9 million on sales of approximately 36,590 ounces of gold sold in Q2-13. The primary driver of the increased revenue in Q2-14 versus Q2-13 was an 11% increase in the number of gold ounces sold offset by a 7% decline in the market price for gold.  The Company had $0.8 million in toll milling revenue in Q2-14 compared with $1.7 million in toll milling in Q2-13 as the Company maintained a focus on allocating the majority of available milling capacity to process the Company's increased high grade ore stockpiles which were generated during the December 2013 and March 2014 mill shutdowns.

Gross Margins before D&D
In Q2-14, the Company had a Gross Margin before D&D of $4.0 million compared to $4.5 million in Q2-13.  As previously discussed, this $0.5 million decrease was primarily driven by a 7% decrease in average gold price from sales during the quarter and a 52% decline in toll milling revenues offset by an 11% increase in the gold ounces sold.  As well, cash costs per ounce for the quarter rose to $1,209 per ounce compared with $1,152 per ounce in the comparable period 2013, or a $7.2 million (17%) increase from $42.1 million in Q2-13 primarily resulting from increased mining costs.  The increased mining cost resulted primarily from higher per ton costs in the SSX-Steer mine resulting from lower production rates as a result of low equipment availability and subsequent transitioning to contract mining in June 2014, as well as lower production rates in all three mines due to lower availability of cement and other materials needed for steady state mining primarily as a result of the Company commencing the Creditor Protection Proceedings in June.  In contrast with 2013, this quarter the Company recognized a full quarter of Starvation Canyon mine costs in the operating results (as April and May of 2013 Starvation Canyon mine costs continued to be capitalized) although this is offset partially on a per ton basis as a result of the improved productivity from that mine.

Jerritt Canyon Underground Mining Overview
The Company mined a total of 198,156 tons in the Q2-14, containing an estimated 34,248 ounces. This mining production represents a 27% decline from 271,880 tons of mine production in Q2-13; and is a 19% decrease in the estimated 42,094 ounces mined in Q2-13. As mentioned above, the majority of this reduced mine production occurred from downtime during a transition to contract mining at the Company's SSX mine as well as supply shortages resulting from interruptions in supply at the commencement of the Creditor Protection Proceedings.

•	From the Smith Mine SMD delivered approximately 81,078 tons of ore containing an estimated 13,729 ounces of gold from the Smith mine for Q2-14. This represents mine production of 891 TPD in Q2-14, below the targeted 1,200 TPD. This is a decrease of mined ore from the Smith mine from Q2-13, which was 137,978 tons mined, containing an estimated 18,778 ounces, an average of 1,516 TPD for that quarter. The estimated average blended grade achieved at the Smith mine was 0.17 ounces-per-ton ("OPT") in Q2-14, an increase from the 0.14 OPT achieved in Q2-13.
•	The second quarter of 2014 marked the fourth complete quarter of full mine production from the Starvation Canyon mine which opened in the Q2-13. In Q2-14 approximately 82,862 tons of ore was mined containing an estimated 15,444 ounces, an average grade of 0.19 OPT. This mining rate translates to over 911 TPD for the quarter above the 700 TPD that was targeted. This is an increase of mined ore from the 47,390 tons mined in Q2-13 containing an estimated 8,630 ounces from Starvation Canyon mine, an average of 521 TPD for that quarter. The Company continues to explore opportunities to increase future production levels from Starvation Canyon.
•	The SSX-Steer Mine produced 34,216 tons for Q2-14, containing an estimated 5,075 ounces, compared with 86,512 tons mined in Q2-13 containing an estimated 14,686 ounces, representing a 60% and 65% decline in production, respectively. The estimated Au grade achieved from the Q2-14 production was 0.15 OPT which was lower than that achieved in Q2-13 at 0.17 OPT. Prior to the interruption arising from the transition to contract mining in June 2014, the operations experienced a decline in performance as a result of low equipment availability (lack of parts) and necessary mine supplies required for backfill and development. During the month of June SMD prioritized the required backfill and development needed limiting overall production during that period.

Jerritt Canyon Processing Overview
The Jerritt Canyon roaster facility processed approximately 306,285 tons in Q2-14, a 7% decrease from the approximately 328,606 tons processed through the roasters in Q2-13. The decrease in mill throughput in Q2-14 compared to Q2-13 arose primarily due to the slow startup after the 21 day maintenance shutdown in March, 2014 and also from the processing of higher work index third party ores. Future third party ore deliveries will be closer in nature to those more suitable for the Jerritt Canyon roaster processing facility and will not have a significant impact on operations.  Processing rates in June were also hampered by a slowdown in the provision of materials and supplies, including reagents, as a result of the Creditor Protection Proceedings commenced on June 9, 2014. The supplies have normalized subsequently and tonnage rates have returned to normal operating levels in the third quarter.

Outlook
As a result of the events leading up to, and including, the initiation of the Creditor Protection Proceedings, the Company has significantly curtailed non-essential capital expenditures. With limited liquidity available during the Creditor Protection Proceedings, the Company is limiting capital expenditures and does not expect to have an active capital program beyond required expenditures for sustaining production and maintaining environmental compliance unless and until the Company successfully emerges from the Creditor Protection Proceedings.

Despite the operational setbacks and lack of available liquidity, the Company believes it can sustain production levels between approximately 145,000 an 155,000 ounces from its three existing underground mines (including Starvation Canyon mine) with potential increases coming from the fourth new mine, Saval 4, with initial production targeted in the third quarter of 2014. To supplement the ores from the property, the Company has an existing toll milling agreement with Newmont to process up to 45,000 tons per month which extends to December 31, 2014, adding incremental revenues and cash flows to the Jerritt Canyon operation.

QP and Quality Control
Assaying of all mine production drill holes and muck samples from the three operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control (QA/QC) program. The company's current QA/QC protocols are similar to those done in previous years which are available at the Company's website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Veris Gold Corp., Nicole Sanches, Investor Relations Manager, T:  (604) 688-9427 ext 224, NA Toll Free: 1-855-688-9427, E:  nicole@verisgold.com, W: verisgold.com